UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Gorilla Technology Group Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G4000K100

(CUSIP Number)

September 28, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	G4000K100	Page 2 of 9 Pages
1	NAMES OF REPORTING PERSONS
SBI & Capital 22 JV Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
883,393(1)(2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
883,393(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
883,393(1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.3%(1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Represents (i) 712,359 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of Gorilla Technology Group Inc. (the “Issuer”) held by SBI & Capital 22 JV Fund II, L.P. (“SBI Capital”) and (ii) 171,034 Ordinary Shares of the Issuer that are held in escrow, which shares will be released if the Issuer satisfies certain earnout conditions (the “Earn-Out Shares”). SBI Capital is controlled by its general partner SBI & Capital 22 Management II Co. Ltd. (“SBI Management”).

(2)	The percentage reported in this Schedule 13G is based upon 68,923,092 Ordinary Shares outstanding according to the prospectus supplement filed by the Issuer on September 21, 2023.

SCHEDULE 13G

CUSIP No.	G4000K100	Page 3 of 9 Pages
1	NAMES OF REPORTING PERSONS
SBI & Capital 22 Management II Co. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
883,393(1)(2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
883,393(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
883,393(1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.3%(1)(2))

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

(1)
Represents (i) 712,359 Ordinary Shares of the Issuer held by SBI Capital and (ii) 171,034 Earn-Out Shares. SBI Management as the general partner of SBI Capital may be deemed to share beneficial ownership of the Ordinary Shares of the Issuer held directly by SBI Capital. SBI Management is controlled by its directors.

(2)	The percentage reported in this Schedule 13G is based upon 68,923,092 Ordinary Shares outstanding according to the prospectus supplement filed by the Issuer on September 21, 2023.

SCHEDULE 13G

CUSIP No.	G4000K100	Page 4 of 9 Pages
1	NAMES OF REPORTING PERSONS
SBI AI & Blockchain Investment LPS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,694,953(1)(2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,694,953(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,694,953(1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.3%(1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Represents (i) 4,583,234 Ordinary Shares of the Issuer held by SBI AI & Blockchain Investment LPS (“SBI AI”) and (ii) 1,111,719 Earn-Out Shares. SBI AI is controlled by its general partner SBI Investment Co., Ltd. (“SBI Investment”).

(2)	The percentage reported in this Schedule 13G is based upon 68,923,092 Ordinary Shares outstanding according to the prospectus supplement filed by the Issuer on September 21, 2023.

SCHEDULE 13G

CUSIP No.	G4000K100	Page 5 of 9 Pages
1	NAMES OF REPORTING PERSONS
SBI Investment Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,694,953(1)(2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,694,953(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,694,953(1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.3%(1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

(1)
Represents (i) 4,583,234 Ordinary Shares of the Issuer held by SBI AI and (ii) 1,111,719 Earn-Out Shares. SBI Investment as the general partner of SBI AI may be deemed to share beneficial ownership of the Ordinary Shares of the Issuer held directly by SBI AI. SBI Investment is controlled by its directors.

(2)	The percentage reported in this Schedule 13G is based upon 68,923,092 Ordinary Shares outstanding according to the prospectus supplement filed by the Issuer on September 21, 2023.

SCHEDULE 13G

CUSIP No.	G4000K100	Page 6 of 9 Pages
1	NAMES OF REPORTING PERSONS
SBI Hong Kong Holdings Co. Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
570,000(1)(2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
570,000(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
570,000(1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.8%(1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

(1)	Represents (i) 570,000 Ordinary Shares of the Issuer held by SBI Hong Kong Holdings Co. Limited (“SBI Hong Kong Holdings”).

(2)	The percentage reported in this Schedule 13G is based upon 68,923,092 Ordinary Shares outstanding according to the prospectus supplement filed by the Issuer on September 21, 2023.

SCHEDULE 13G

CUSIP No.	G4000K100	Page 7 of 9 Pages
Explanatory Note:

This Schedule 13G Amendment is being filed by SBI Capital, SBI Management, SBI AI, SBI Investment and SBI Hong Kong Holdings (collectively, the “Reporting Persons”) with respect to the acquisition of greater than 10 percent of the Ordinary Shares of the Issuer by the Reporting Persons.

Item 1(a).	Name of Issuer

Gorilla Technology Group Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

Meridien House, 42 Upper Berkeley Street, Marble Arch, London, United Kingdom W1H 5QJ

Item 2(a).	Name of Person(s) Filing

SBI & Capital 22 JV Fund II, L.P.
SBI & Capital 22 Management II Co. Ltd.
SBI AI & Blockchain Investment LPS
SBI Investment Co., Ltd.
SBI Hong Kong Holdings Co., Limited

Item 2(b).	Address of Principal Business Office or, if none, Residence

The business address of SBI Capital is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

The business address of SBI Management is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

The business address of SBI AI is c/o SBI Investment Co., Ltd., 1-6-1, Roppongi, Minato Ward, Tokyo 106-0032 Japan.

The business address of SBI Investment is c/o SBI Investment Co., Ltd., 1-6-1, Roppongi, Minato Ward, Tokyo 106-0032 Japan.

The business address of SBI Hong Kong Holdings is c/o SBI Hong Kong Holdings Co., Limited, Suite 2704, 27th Floor, Tower 6, The Gateway, Harbour City, Kowloon, Hong Kong

Item 2(c).	Citizenship

SBI Capital - Cayman Islands
SBI Management - Cayman Islands
SBI AI - Japan
SBI Investment - Japan
SBI Hong Kong Holdings - Hong Kong

Item 2(d).	Title of Class of Securities

Ordinary shares, par value $0.0001 per share.

Item 2(e).	CUSIP Number

G4000K100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable, this statement is filed pursuant to 13d-1(c).

Item 4.	Ownership:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

In light of the relationships set forth in Item 2(a) above, each of the Reporting Persons may be deemed a member of a group comprised of all of the Reporting Persons. The aggregate beneficial ownership of the Reporting Persons is 7,148,346 Ordinary Shares, representing 10.4% of the total of Ordinary Shares issued and outstanding based upon 68,923,092 Ordinary Shares outstanding according to the prospectus supplement filed by the Issuer on September 21, 2023. Notwithstanding the foregoing, each of the Reporting Persons disclaims beneficial ownership of the securities owned by the other Reporting Persons except to the extent of its voting and investment control of such securities.

SCHEDULE 13G

CUSIP No.	G4000K100	Page 8 of 9 Pages
Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No.	G4000K100	Page 9 of 9 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2023

SBI & CAPITAL 22 JV FUND II, L.P.

By: SBI & Capital 22 Management II Co. Ltd., its General Partner

	By:	/s/ Hsin-Hsin Lee
	Name:	Hsin-Hsin Lee
	Title:	Chairman

SBI & CAPITAL 22 MANAGEMENT II CO. LTD.

	By:	/s/ Hsin-Hsin Lee
	Name:	Hsin-Hsin Lee
	Title:	Chairman

SBI AI & BLOCKCHAIN INVESTMENT LPS

By: SBI Investment Co. Ltd., its General Partner

	By:	/s/ Yoshitaka Kitao
	Name:	Yoshitaka Kitao
	Title:	Representative Director

SBI INVESTMENT CO. LTD.

	By:	/s/ Yoshitaka Kitao
	Name:	Yoshitaka Kitao
	Title:	Representative Director

SBI HONG KONG HOLDINGS CO. LIMITED

	By:	/s/ Makoto Miyazaki
	Name:	Makoto Miyazaki
	Title:	Director